SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. 4 )(1)


                Colmena Corporation
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                                (Name of Issuer)


                Common Stock
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                         (Title of Class of Securities)


                195196100
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                                 (CUSIP Number)


                5185 SE 20th St, Ocala, Florida  34471   561-694-6661
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                05/16/03
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page_2_ of _6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tucker Family Spendthrift Trust         65-6369368
        Blue-Lake Capital Corp.                 65-0703836
        Jerrold Tucker A/C/F Shayna Tucker
        Jerrold Tucker A/C/F Montana Tucker
        Michelle Tucker

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


        Not Applicable
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

       All individuals are United States Citizens. Blue Lake Capital Corp is a Florida Corporation & Tucker Family Spendthrift Trust is a Florida Trust.
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               7    SOLE VOTING POWER

  NUMBER OF     Blue Lake Capital Corp                  100,000
                Jerrold Tucker A/C/F Shayna Tucker      220,000
                Jerrold Tucker A/C/F Montana Tucker     220,000
                Michelle Tucker                         250,000
                Tucker Family Spendthrift Trust      78,768,006
   SHARES     _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                There is no Shared voting power among the reporting persons.
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
                Blue-Lake Capital Corp.                 100,000
                Jerrold Tucker A/C/F Shayna Tucker      220,000
                Jerrold Tucker A/C/F Montana Tucker     220,000
                Michelle Tucker                         250,000
                Tucker Family Spendthrift Trust      78,768,006
  REPORTING
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                There is no shared dispositive power among the shareholders.
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Blue Lake Capital Corp                          100,000
        Jerrold Tucker A/C/F Shayna Tucker              220,000
        Jerrold Tucker A/C/F Montana Tucker             220,000
        Michelle Tucker                                 250,000
        Tucker Family Spendthrift Trust              78,768,006
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Blue Lake Capital Corp.                         .087%
        Jerrold Tucker A/C/F Shayna Tucker              .19 %
        Jerrold Tucker A/C/F Montana Tucker             .19 %
        Michelle Tucker                                 .21 %
        Tucker Family Spendthrift Trust                68.7 %



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14   TYPE OF REPORTING PERSON*

        Blue-Lake Capital Corp.                         CO
        Jerrold Tucker A/C/F Shayna Tucker              IN
        Jerrold Tucker A/C/F Montana Tucker             IN
        Michelle Tucker                                 IN
        Tucker Family Spendthrift Trust                 OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                   Page_3_ of _6 Pages


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Item 1.  Security and Issuer.

        Colmena Corp.           Common Stock
        2500 North Military Trail, Suite 225-C; Boca Raton, Fl  33431

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Item 2.  Identity and Background.
1.   (a)        Blue Lake Capital Corp.

     (b)        2500 N. Military Trail, Suite 225-B; Boca Raton, Fl 33431

     (c)        Investment and Consulting Services

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        A Florida Corporation

2.   (a)        Jerrold Tucker A/C/F Shayna Tucker

     (b)        2500 N. Military Trail, Suite 225-D; Boca Raton, Fl 33431

     (c)        Businessman

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        United States Citizen

3.   (a)        Jerrold Tucker A/C/F Montana Tucker

     (b)        2500 North Mililtary Trail, Suite 225-D; Boca Raton, Fl  33431

     (c)        Businessman

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        United States Citizen

4.   (a)        Michelle Tucker

     (b)        2500 N. Military Trail, Suite 225-D; Boca Raton, Fl  33431

     (c)        Businesswoman

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        United States Citizen

5.   (a)        Tucker Family Spendthrift Trust

     (b)        2500 N. Military Trail, Suite 225-F; Boca Raton, Fl 33431

     (c)        Family Trust

     (d)        Not Applicable

     (e)        Not Applicable

     (f)        A Florida Trust

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Item 3.  Source and Amount of Funds or Other Consideration.

               Cash

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Item 4.  Purpose of Transaction.

        Shares acquired in a private placement.
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Item 5.  Interest in Securities of the Issuer.

                As to Blue Lake Capital Corp.


     (a)        Number and Percentage of Shares of Common Stock Beneficially
                Owned:
                        100,000
                           .087%

     (b)        Sole Power to Vote or to Direct the Vote

     (c)        None

     (d)        Not Applicable

     (e)        Not Applicable

     (f)

     (g)

     (h)

     (i)

     (j)

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Item 5.  Interest in Securities of the Issuer.

                As to Jerrold Tucker A/C/F Shayna Tucker

     (a)        Number and Percentage of Shares of Common Stock Beneficially
                Owned:  220,000 shares
                           .19%

     (b)        Sole Power to Vote or to Direct the Vote

     (c)        None

     (d)        Not Applicable

     (e)        Not Applicable

                As to Jerrold Tucker A/C/F Montana Tucker

     (a)        Number and Percentage of Shares of Common Stock Beneficially
                Owned:   220,000 shares
                            .19 %

     (b)        Sole Power to Vote or to Direct the Vote

     (c)        None

     (d)        Not Applicable

     (e)        Not Applicable

                As to Michelle Tucker

     (a)        Number and Percentage of shares of Common Stock Beneficially
                Owned:  250,000 shares
                           .21%

     (b)        Sole Power to Vote or to Direct the Vote

     (c)        None

     (d)        Not Applicable

     (e)        Not Applicable

                As to Tucker Family Spendthrift Trust

     (a) Number and Percentage of Shares of Common Stock Beneficially owned: 78,768,006 shares
                              68.7 %

     (b)        Sole Power to Vote or to Direct the Vote

     (c)        None

     (d)        Not Applicable

     (e)        Not Applicable
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                None
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Item 7.  Material to be Filed as Exhibits.


                None
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     May 28, 2003
                                        ----------------------------------------
                                                         (Date)


                                          /s/ Michelle Tucker, President/s/
                                        ----------------------------------------
                                             Michelle Tucker, President
                                             Blue Lake Capital Corp.




                                         /s/ Leonard Miles Tucker/s/
                                        ----------------------------------------
                                             Leonard Miles Tucker, Trustee
                                             Tucker Family Spendthrift Trust



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).